SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

October 18, 2023

VIA EDGAR

Mr. Daniel Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677 and 811-03373

Dear Mr. Greenspan:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 132 (“PEA 132”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 133 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 16, 2023 with respect to Barrett Opportunity Fund.

In connection with this response letter, and on or around October 18, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 144 to the Registrant’s registration statement under the Securities Act (“PEA 144”), which is expected to include (i) changes to PEA 132 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 10, 2023 to PEA 132, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission

Division of Investment Management

October 18, 2023

1.	Staff Comment: In the Fee Table, please state in the footnote that the expenses are based on estimated amounts.

□ Registrant’s Response: Comment complied with.

2.	Staff Comment: In the footnote to the Fee Table, if recoupment is permitted, add language regarding fee waiver recoupment, including language that the recoupment will not exceed three years.

□Registrant’s Response: Recoupment will not be permitted.

3.	Staff Comment: In the “Expense Example”, only the one and three year expenses need to be provided.

□ Registrant’s Response: Comment complied with.

4.	Staff Comment: In the Principal Investment Strategies section, if the Fund will invest in fixed income securities, please add risk disclosure regarding investing in fixed income securities.

□ Registrant’s Response: Risk disclosure regarding investing in fixed income securities has been added.

5.	Staff Comment: In the “More on the Fund’s Investment” section, if the Fund expects to have foreign investments which include investment in emerging markets, please disclose in the strategy section and add the corresponding risk.

□ Registrant’s Response: The disclosure regarding investments in direct foreign securities, including emerging markets, is not expected to be a principal strategy or risk and therefore, this information will be disclosed only in the Statement of Additional Information.

6.	Staff Comment: In the “Principal Risks” section, the “Net unrealized appreciation” risk refers to the “predecessor fund”. Please reference the reorganization of the predecessor fund and explain the reorganization of the fund. Please check for additional references to the “predecessor fund” and clarify.

□ Registrant’s Response: Comment complied with. The Performance section has been revised to explain the reorganization of the predecessor fund.

7.	Staff Comment: In the section “More on the Fund’s Investment Objectives, Investment Strategies, Risks and Portfolio Holdings”, please identify what risks are non-principal risks. If it’s a principal investment strategy, please make sure it’s in the summary.

□ Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

October 18, 2023

8.	Staff Comment: In the “More on Risks of Investing in the Fund” section, please explain the relevance of the “Small-capitalization company risk” as the emphasis appears to be on Medium and Large capitalization.

□ Registrant’s Response: Small-capitalization risk was clarified to be a Non-Principal Risk.

9.	Staff Comment: In the “Foreign investment risk”, please be more descriptive in the sentence which states, “The risks described above of investing in foreign securities are heightened when investing in emerging market countries”. Please provide additional detail on the emerging market risks.

□ Registrant’s Response: Emerging market risk is not expected to be a principal risk so references to that risk have been deleted.

10.	Staff Comment: “REIT Risk” is included in “More on Risks of Investing in the Fund” – It is not clear that the fund may invest in REITs. Should it be included in the Principal Investment Strategy?

□ Registrant’s Response: REIT Risk is now identified as a Non-Principal Risk.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc:            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP